UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-3488

Verizon New Jersey Inc.

(Exact name of registrant as specified in its charter)

540 Broad Street, Newark, New Jersey 07102

Telephone: (973) 649-9900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.	Thirty Year 8% Debentures, due June 1, 2022
2.	Thirty-One Year 6.80% Debentures, due December 15, 2024
3.	Forty Year 7.85% Debentures, due November 15, 2029
4.	5 7/8% Debentures, Series A, due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

1.	Thirty Year 8% Debentures, due June 1, 2022	67
2.	Thirty-One Year 6.80% Debentures, due December 15, 2024	50
3.	Forty Year 7.85% Debentures, due November 15, 2029	69
4.	5 7/8% Debentures, Series A, due 2012	125

Pursuant to the requirements of the Securities Exchange Act of 1934, Verizon New Jersey Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2004	VERIZON NEW JERSEY INC.

	By:	/s/ Edwin F. Hall
Edwin F. Hall Controller